UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150
Ottawa, Ontario
Canada K1S 1V7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Quarterly Business Review by Management for the
Quarter Ended June 30, 2010

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended June 30, 2010	Three months ended June 30, 2009
	$	$
Revenue
Mobile	71,470	70,740
Software	415,840	275,896
Total revenue	487,310	346,636

Operating expenses
Cost of revenue	58,339	45,590
Selling, general and administrative	363,702	269,606
Research and development	125,520	116,114
Total operating expenses	547,561	431,310

Loss from operations	(60,251)	(54,674)
Other income :
Gain on sale of property and equipment	-	43
Other income	-	171,400
Interest income , net	13,734	4,260
Total other income	13,734	175,703
Net income (loss) before income taxes	(46,517)	91,029
Income tax benefit	17,134	31,737
Net income (loss)	(29,383)	122,766

Basic and fully diluted income (loss) per share	(0.000)	0.001
Weighted average number of shares outstanding	116,118,401	106,120,208

ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Three months ended June 30, 2010	Three months ended June 30, 2009
	$	$
OPERATING ACTIVITIES
Net income (loss)	(29,383)	122,766
Items not involving cash:
Depreciation of property and equipment	9,773	3,573
Stock-based compensation	100,000	31,007
Gain on sale of assets	-	(43)
Changes in operating working capital
Decrease in accounts receivable	55,364	42,024
Increase in investment tax credits receivable	(26,055)	(56,545)
Decrease in prepaid expenses	11,393	2,611
Increase in accounts payable	16,537	44,623
Decrease in deferred rent	(5,085)	-
Increase (decrease) in accrued liabilities	5,147	(10,550)
Increase (decrease) in deferred revenue	(56,609)	4,948
Cash flows provided by operating activities	81,082	184,414

INVESTING ACTIVITIES
Purchase of property and equipment	(2,667)	-
Proceeds from sale of property and equipment	-	43
Cash flows provided by (used in) investing activities	(2,667)	43

FINANCING ACTIVITIES
Cash flows provided by financing activities	-	-

Effect of changes in exchange rates on cash and cash equivalents	(38,089)	112,301

Increase in cash	40,326	296,758
Cash and cash equivalents, beginning of period	1,160,881	640,214
Cash and cash equivalents, end of period	1,201,207	936,972

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	June 30,
	2010	March 31,
	(Unaudited)	2010
ASSETS
Current assets
Cash and cash equivalents	$1,201,207	$1,160,881
Accounts receivable, net	169,080	224,444
Investment tax credits receivable	262,290	236,235
Prepaid expenses	33,675	45,068
	1,666,252	1,666,628

Equity investments	95,147	95,147
Property and equipment, net	58,738	65,844
	1,820,137	1,827,619
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	43,395	26,858
Accrued liabilities	52,704	47,557
Deferred revenue	258,730	315,339
	354,829	389,754
Deferred rent	6,232	11,317

Shareholders' equity:
Preferred shares, no par value, non-cumulative	-	-
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2010 and March 31, 2010.
Special shares, no par value, non-voting,	-	-
Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2010 and March 31, 2010.
Common shares, no par value, voting,	-	-
Unlimited authorized shares; 115,460,867 shares issued and outstanding as at June 30, 2010 and 105,460,867 as at March 31, 2010.	19,162,796	19,162,796
Additional paid-in capital	2,826,762	2,726,762
Accumulated deficit	(20,959,710)	(20,930,327)
Accumulated other comprehensive income	429,228	467,317
	1,459,076	1,426,548
	1,820,137	1,827,619

1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2010 has been derived from our audited consolidated financial statements for the year ended March 31, 2010. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2010 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month period ended June 30, 2010 are not necessarily indicative of the results to be expected for the full year.

2 – EQUITY INVESTMENT

On October 21st, 2009 ZIM Corporation made an equity investment in Seregon Solutions Inc.

Seregon’s Mobile Application Platform (MAP) is a rapid application development environment for mobile business applications that dramatically reduces the time, cost and risk of application creation, deployment, maintenance and administration. Seregon-powered applications run on a variety of  Smartphones and synchronize with all backend systems and databases. Seregon MAP has been adopted by Independent Software Vendors (ISVs) for the development of mobile business applications for Public Safety, Enterprise Resource Planning, Transportation, Computer Aided Facilities Management and other market sectors. For more information on Seregon and its MAP product visit: www.seregon.com .

The equity interest in Seregon by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of Seregon at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2010, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three month periods ended June 30, 2010 and 2009.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the quarter ended June 30, 2010 was $487,310, an increase from $346,636 for the same period last year.  The increase in revenue resulted from an increase in database software sales and consulting.

Net loss for the quarter was $29,383, as compared to a net income of $122,766 for the quarter ended June 30, 2009. The decline in net income principally reflects the other income realized from an out of court settlement of an unrecognized claim in the amount of $171,400 in the first quarter of fiscal 2010 and stock based compensation of $100,000 paid to executive officers and consultants in the first quarter of fiscal 2011.

ZIM had cash and cash equivalents of $1,201,207 at June 30, 2010 as compared to cash and cash equivalents of $1,160,881 at March 31, 2010.  The $100,000 of non-cash expense in our net loss is reflected in the increase in cash position.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  Although SMS will continue to provide a minimal amount of revenue within the mobile segment of operations, with the acquisition of Advanced Internet Inc. (AIS) in 2007 the Company also offers mobile content directly to end users.

In fiscal 2009, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (ITTF) provided development and hosting services for IPTV to ITTF end users. However, due to low sales volumes ZIM exited this market in fiscal 2010.

In fiscal 2010 and 2011, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2010.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2010 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2009

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three months ended June 30, 2010 and 2009. The information for the three months ended June 30, 2010, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2010, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

REVENUES

	Three months ended June 30, 2010	As a %	Three months ended June 30, 2009	As a %
	$		$
Mobile content	27,314	6	39,074	11
Bulk SMS	38,275	8	28,705	8
Other SMS services and products	5,881	1	2,961	1
	71,470	15	70,740	20

Software	67,231	14	8,594	2
Maintenance and consulting	348,609	71	267,302	78
	415,840	85	275,896	80

Total Revenue	487,310	100	346,636	100

Total revenues for the three months ended June 30, 2010 were $487,310 as compared to $346,636 for the three months ended June 30, 2009. This quarter over quarter increase of $140,674 (41%) in revenues is mainly attributable to an increase in enterprise software sales and consulting services revenue.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

MOBILE CONTENT

On April 1, 2006 we acquired AIS and its two internet portals offering mobile content.  Consumers are able to download ringtones and wallpapers directly from our internet sites to their mobile phones.  Consumers can choose to pay for the content with their credit card or through electronic billing systems. Compared to $39,074 for the three months ended June 30, 2009 this revenue stream has decreased to $27,314 for the three months ended June 30, 2010 as a result of continued saturation of the market.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list.  Success in this industry is dependant on sending large quantities of messages on stable cost effective telecommunication routes.  For the quarter ended June 30, 2010 we experienced more customers using our routes and resulted in increased revenue from $28,705 to $38,375. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators.  Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2011.

OTHER SMS SERVICES AND PRODUCTS

Revenue from other SMS services and products increased from $2,961 for the quarter ended June 30, 2009, to $5,881 for the quarter ended June 30, 2010. Included in other SMS services and products are offerings such as mobile marketing campaigns, and virtual mobile revenues. We continue to support our SMS services and customers.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have increased from $8,594 to $67,231 for the quarters ended June 30, 2009 and 2010, respectively. The increase in revenue comes from an increase in the sale of enterprise software licenses. This software is related to projects for database migration and also contributed to the increase in consulting revenue. The revenue from the renewal of software maintenance contracts remained stable.

We will continue to allocate the required resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers.

OPERATING EXPENSES
	Three months ended June 30, 2010	Three months ended June 30, 2009	Period to period change
	$	$	$

Cost of revenue	58,339	45,590	12,749
Selling, general and administrative	363,702	269,606	94,096
Research and development	125,520	116,114	9,406
	547,561	431,310	116,251

COST OF REVENUE

	Three months ended June 30, 2010	Three months ended June 30, 2009
	$	$
Mobile
Revenue	71,470	70,740
Cost of revenue	(19,522)	(22,560)
Gross margin	51,948	48,180

Gross margin percentage	73%	68%

Software
Revenue	415,840	275,896
Cost of revenue	(38,817)	(23,030)
Gross margin	377,023	252,866

Gross margin percentage	91%	92%

The slight decrease in gross margins in our software segment relates to the mix of software revenue. In Fiscal 2011 a larger percentage of the software revenue comes from lower margin consulting revenue. At the same time, the margins in the mobile line of business increased, from 68% to 73% relative to last year, due to a continued decrease in the cost of content acquisition.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended June 30, 2010 and June 30, 2009 were $363,702 and $269,606, respectively. The increase in selling, general and administrative fees relates to a $100,000 stock based compensation expense paid to executive officers and consultants.

STOCK-BASED COMPENSATION

For the three months ended June 30, 2010, and June 30, 2009 the Company recognized compensation expense for employees and consultants of $500,000 and $56,391 respectively. The Company does not have any non-vested awards.

On June 24, 2010, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to Mr. James Stechyson on approval of the Board of Directors. The share value at the time of the issue was $0.01 and compensation expense of $100,000 was recognized.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended June 30, 2010 and 2009 were $125,520 and $116,114, respectively. This continued level of research and development investment reflects the Company’s focus on generating new technology and products to serve the enterprise database software market.

LIQUIDITY AND CAPITAL RESOURCES

The Company recorded a net loss of $29,383 and a net income of $122,766 during the three months ended June 30, 2010 and the three months ended June 30, 2009, respectively. This decrease reflects the other income realized from an out of court settlement of an unrecognized claim in the amount of $171,400 in fiscal 2010 and the $100,000 in non-cash stock based compensation paid to executive officers in the first quarter of fiscal 2011.

At June 30, 2010, ZIM had cash and cash equivalents of $1,201,207 and working capital of $1,311,423 as compared to cash and cash equivalents of $1,160,881 and working capital of $1,276,874 at March 31, 2010. This increase in cash position principally reflects higher revenues and non-cash expenses.

Cash flows for the fiscal periods were as follows:
	Three months ended June 30, 2010	Three months ended June 30, 2009
	$	$
Cash flows provided by operating activities	81,082	184,414
Cash flows provided by (used in) investing activities	(2,667)	43
Cash flows provided by financing activities	-	-

At June 30, 2010, the Company had access to a line of credit for approximately $469,660 from its Chief Executive Officer and a working capital line from its principal banker for approximately $46,996, in addition to a cash and cash equivalent balance of $1,201,207.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,201,207 are comprised of $139,073 in cash and $1,062,134 in cash equivalents. The cash equivalents of $1,062,134 at June 30, 2010 ($985,221 at March 31, 2010) are comprised of:

Held in Canada:

Renaissance High Interest Savings at 0.70% - $145,110 ($154,485 CDN) – No Maturity
Investpro Securities - $9,394 ($10,000 CDN) – No Maturity

Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $907,630 - No Maturity. Of these deposits only R$60,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	June 30, 2010	March 31, 2010

Canadian dollars	54,114	270,302
US dollars	32,611	22,724
Brazilian reals	1,861,673	1,522,507
British pounds	12,419	5,980
Euros	13,605	5,643

Accounts receivable include the following amounts receivable in their source currency:

	June 30, 2010	March 31, 2010

Canadian dollars	11,763	37,566
US dollars	73,314	102,627
Brazilian reals	126,803	133,052
British pounds	1,061	834
Euros	6,767	6,521

 Accounts payable include the following amounts payable in their source currency:

	June 30, 2010	March 31, 2010

Canadian dollars	12,387	9,079
US dollars	1,324	2,772
Brazilian reals	51,588	26,964
British pounds	-	-

Accrued liabilities include the following accruals in their source currency:

	June 30, 2010	March 31, 2010

Canadian dollars	36,408	29,202
US dollars	7,503	6,622
Brazilian reals	18,647	21,694

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	June 30, 2010	March 31, 2010

Canada	7%	16%
North America, excluding Canada	43%	46%
South America	44%	33%
Great Britain	1%	1%
Europe, excluding Great Britain	5%	4%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson.  The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation
Registrant

DATE	SIGNATURE
August 16, 2010	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
August 16, 2010	/s/ John Chapman John Chapman, Chief Financial Officer